Filed Pursuant to Rule 424(b)(2)
Registration No. 333-154173

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 7, 2011.

Pricing Supplement to the Prospectus dated April 6, 2009,

the Prospectus Supplement dated April 6, 2009, and the

Prospectus Supplement No. 204 dated October 2, 2009 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Underlier-Linked Trigger Notes due
(Linked to the iShares® MSCI Emerging Markets Index Fund)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be 18 months after the original issue date, subject to adjustment) is based on the performance of the iShares® MSCI Emerging Markets Index Fund (which we refer to as the underlier), as measured from the trade date to the determination date (set on the trade date, expected to be the third scheduled trading day prior to the stated maturity date, subject to adjustment). The return on your notes at maturity will be based on the performance of the underlier and whether a trigger event has occurred. A trigger event will occur if the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount of 30% during the measurement period. The measurement period will be every trading day from but excluding the trade date to and including the determination date. If a trigger event occurs during the measurement period, you could lose your entire investment in the notes if the closing level of the underlier decreases to zero. Additionally, the amount you receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,200.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the underlier, which we refer to as the underlier return.

The underlier return will be determined as follows: First, we will subtract the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date) from the final underlier level (which will be the closing level of the underlier on the determination date, subject to adjustment). Then, we will divide the result by the initial underlier level, and express the resulting fraction as a percentage.

The cash settlement amount for each note will then be calculated as follows:

•	if a trigger event occurs during the measurement period, and:

•

if the underlier return is positive (the final underlier level is greater than the initial underlier level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return multiplied by $1,000, subject to the maximum settlement amount;

•

if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return, multiplied by $1,000; or

•	if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•	the product of the underlier return multiplied by $1,000, subject to the maximum settlement amount; or

•	the product of the contingent minimum return (set on the trade date, expected to be 13.35%) multiplied by $1,000.

You could lose your entire investment in the notes if the final underlier level is zero. If a trigger event occurs during the measurement period and the final underlier level is less than the initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 30% drop between the initial underlier level and the closing level of the underlier on any day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the underlier to less than 70% of the initial underlier level on any day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,200. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

The return on your notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, and not to the performance of the MSCI Emerging Markets Index (which we refer to as the index) on which the underlier is based. Although the underlier seeks results that correspond generally to the performance of the index, the underlier follows a strategy of “representative sampling,” which means the underlier’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the underlier generally invests at least 90% of its assets in some of the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder in securities that are not contained in the index, or in other types of investments. Currently, the underlier holds substantially fewer securities than the index. Additionally, when the underlier purchases securities not held by the index, the underlier will be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the underlier will not directly track the performance of the underlying index and there may be significant variation between the performance of the underlier and the index on which it is based.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-3 in this pricing supplement and the general terms of the non-principal protected underlier-linked trigger notes found in “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes” on page S-46 of the accompanying prospectus supplement no. 204.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May     , 2011. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes” on page S-33 of the accompanying prospectus supplement no. 204 and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement so that you may better understand those risks.

Original issue date:		Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”). The notes are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Indexes are the exclusive property of MSCI Inc. (“MSCI”). The notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.

Goldman, Sachs & Co.

Pricing Supplement dated                     , 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 204” mean the accompanying prospectus supplement no. 204, dated October 2, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes” on page S-46 of the accompanying prospectus supplement no. 204.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: iShares® MSCI Emerging Markets Index Fund (Bloomberg Ticker “EEM UP”); see “The Underlier” on page PS-13

Index: MSCI Emerging Markets Index, as published by MSCI, Inc. (“MSCI”); see “The Underlier” on page PS-13

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 204:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	supplemental amount: not applicable

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if a trigger event occurs during the measurement period, and:

•

if the final underlier level is greater than the initial underlier level, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return, times the upside participation rate, times $1,000, subject to the maximum settlement amount;

•	if the final underlier level is equal to or less than the initial underlier level, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return, times $1,000; or

•	if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•	the product of the underlier return times the upside participation rate times $1,000, subject to the maximum settlement amount; or

•	the product of the contingent minimum return times $1,000

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, subject to anti-dilution adjustments as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Anti-dilution Adjustments for Exchange Traded Funds” on page S-55 of the accompanying prospectus supplement no. 204, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 204 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Discontinuance or Modification of an Underlier” on page S-54 of the accompanying prospectus supplement no. 204

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 100%

Maximum settlement amount: $1,200

Cap level: 120% of the initial underlier level

Measurement period: every trading day from but excluding the trade date to and including the determination date

Trigger event: the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period

Trigger buffer amount: 30%

Contingent minimum return (to be set on the trade date): expected to be 13.35%

Trade date:

Original issue date (settlement date): expected to be the third scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be 18 months after the original issue date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 204

Determination date (to be set on the trade date): a specified date that is expected to be the third scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity

Date — Determination Date” on page S-51 of the accompanying prospectus supplement no. 204

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Level of the underlier: as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Level of the Underlier” on page S-57 of the accompanying prospectus supplement no. 204

Closing level: as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Closing Level” on page S-57 of the accompanying prospectus supplement no. 204

Business day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Business Day” on page S-56 of the accompanying prospectus supplement no. 204

Trading day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes — Special Calculation Provisions — Trading Day” on page S-56 of the accompanying prospectus supplement no. 204

CUSIP no.: 38143URL7

ISIN: US38143URL79

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-62 of the accompanying prospectus supplement no. 204

Supplemental discussion of federal income tax consequences: there is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes, and the tax treatment of your notes is uncertain. In light of our internal determination as to whether a substantial risk exists that a holder of the notes will lose a substantial amount of its investment in the notes, we currently expect to take the position that your notes should be characterized for all tax purposes as a pre-paid derivative contract with respect to the underlier, as described under “Supplemental Discussion of Federal Income Tax

Consequences” on page S-64 of the accompanying prospectus supplement no. 204. Except as described below, you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes in such a manner. This is a reasonable method of treating the notes for United States federal income tax purposes, although it is not the only reasonable method. It might also be reasonable to treat the notes as a contingent payment obligation, as described under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Alternative Treatments” on page S-66 in the accompanying prospectus supplement no. 204. We will make a final determination as to the manner in which we intend to treat the notes on the pricing date, based on market conditions in effect at such time. If we decide to treat the notes as a contingent payment obligation, then you will not be obligated to treat the notes as a pre-paid derivative contract with respect to the underlier. The final prospectus supplement will set forth the manner in which we intend to treat the notes for tax purposes

Additionally, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it is possible that your notes could be treated as a “constructive ownership transaction” which would be subject to the rules of Section 1260 of the Internal Revenue Code, in which case, you would realize an Excess Gain Amount (as defined on page S-67 of the accompanying prospectus supplement no. 204) because the amount of long term capital gain that you would recognize in respect of your notes (in the absence of Section 1260) would exceed the amount of long term capital gain that you would have recognized if you had directly held the underlier. However, because the notes have a return profile that differs substantially from the return profile of the underlier, we believe that Section 1260 should not apply at all to your notes. Please see the discussion on page S-67 of the accompanying prospectus supplement no. 204 for more information regarding the tax consequences if Section 1260 were to apply to your notes

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate U.S. holders after December 31, 2011 may be subject to information reporting and backup withholding

ERISA: as described under “Employee Retirement Income Security Act” on page S-70 of the accompanying prospectus supplement no. 204

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-71 of the accompanying prospectus supplement no. 204; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $             ; we expect to deliver the notes against payment therefor in New York, New York on             , 2011, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes

Goldman, Sachs & Co. intends to resell the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.10% of the face amount

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the underlier.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-34 of the accompanying prospectus supplement no. 204 and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	100%

Contingent minimum return	13.35%

Trigger buffer amount	30%

Maximum settlement amount:	$1,200

Cap level:	120% of the initial underlier level

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the middle column represent the hypothetical payment amounts, as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event does not occur (i.e., the closing level of the underlier has not declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). The amounts in the right column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event occurs (i.e., the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Payment Amount (as % of Face Amount)
	Trigger Event has not occurred	Trigger Event has occurred
200.00%	120.00%	120.00%
175.00%	120.00%	120.00%
150.00%	120.00%	120.00%
130.00%	120.00%	120.00%
120.00%	120.00%	120.00%
118.00%	118.00%	118.00%
115.00%	115.00%	115.00%
113.35%	113.35%	113.35%
107.00%	113.35%	107.00%
105.00%	113.35%	105.00%
100.00%	113.35%	100.00%
95.00%	113.35%	95.00%
90.00%	113.35%	90.00%
80.00%	113.35%	80.00%
70.00%	113.35%	70.00%
50.00%	N/A	50.00%
30.00%	N/A	30.00%
10.00%	N/A	10.00%
0.00%	N/A	0.00%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 50.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.00% of your investment.

If, for example, a trigger event has not occurred and the final underlier level were determined to be 90.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 113.35% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical return of -10% is less than the contingent minimum return of 13.35%, the payment amount that we would deliver on your notes at maturity would be 113.35% of the face amount of your notes, as shown in the table above. If, however, the final underlier level were determined to be 120.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 120.00% of the face amount of your notes, as shown in the table above.

Because a trigger event has not occurred and the hypothetical return of 20% is greater than the contingent minimum return of 13.35%, the payment amount that we would deliver on your notes at maturity would be 120.00% of the face amount of your notes as shown in the table above. In addition, if a trigger event has not occurred and the final underlier level were determined to be 175.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 120.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 120.00% of the initial underlier level.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk

Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-38 of the accompanying prospectus supplement no. 204.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on whether or not a trigger event has occurred and the actual initial underlier level and actual contingent minimum return we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes” in the accompanying prospectus supplement no. 204. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May     , 2011. After May     , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-38 of the accompanying prospectus supplement no. 204.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-38 of the accompanying prospectus supplement no. 204.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If a trigger event has occurred and the final underlier level for your notes is less than the initial underlier level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If a trigger event occurs during the measurement period and the final underlier level is less than the initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 30% drop between the initial underlier level and the closing level of the underlier on any day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the underlier to less than 70% of the initial underlier level on any day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential For the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be 120% of the initial underlier level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Potential To Receive the Contingent Minimum Return May Terminate at Any Time During the Life of Your Notes

If during the measurement period the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount of 30%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There Are Risks Associated with Underlier

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor may select up to 10% of the underlier’s assets to be invested in shares of equity securities that are not included in the index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the index. The underlier investment advisor invests in securities included in, or representative of, the index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Underlier and The Index are Different and the Performance of the Underlier May Not Correlate with the Performance of the Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the index. The underlier may not hold all or substantially all of the equity securities included in the index and may hold securities or assets not included in the index. Therefore, while the performance of the underlier is generally linked to the performance of the index, the performance of the underlier is also linked in part to shares of equity securities not included in the index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in the index, rounding of prices, changes to the index and regulatory requirements may cause tracking error, the divergence of the underlier’s performance from that of the index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the index. Finally, because the shares of the underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in the index or in the underlier stocks or in the index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the index.

Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The underlier that your notes are linked to holds stocks traded in the equity markets of emerging markets countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Such foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the underlier is not traded, the value of the securities underlying the underlier may change on days when shareholders will not be able to purchase or sell shares of the underlier.

The countries whose markets are represented by the underlier include Bermuda, Brazil, Cayman

Islands, Chile, China, Colombia, the Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Luxembourg South Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey and the United States.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the underlier sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the underlier .

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-64 of the accompanying prospectus supplement no. 204. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page

S-64 of the accompanying prospectus supplement no. 204 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The iShares® MSCI Emerging Markets Index Fund

The shares of the underlier are issued by iShares, Inc., a registered investment company. The underlier seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The iShares MSCI Emerging Markets Index Fund trades on the NYSE Arca under the ticker symbol “EEM”. BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares MSCI Emerging Markets Index Fund.

BFA, as the investment advisor to the underlier, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. The underlier generally invests at least 90% of its assets in the securities of the MSCI Emerging Markets Index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the MSCI Emerging Markets Index. The underlier may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index, but which BFA believes will help the underlier track the MSCI Emerging Markets Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the underlier’s assets invested in shares of such other funds.

We obtained the following fee information from the underlier website, without independent verification. The investment advisor is entitled to receive a management fee from the underlier based on the underlier’s allocable portion of the aggregate of the average daily net assets of the underlier as follows: 0.75% per annum of aggregate net assets of the underlier less than or equal to $14.0 billion, plus 0.68% per annum of the aggregate net assets of the underlier on amounts over $14.0 billion and up to and including $28.0 billion, plus 0.61% per annum of the aggregate net assets of the underlier on amounts over $28.0 billion, up to and including $42.0 billion, plus 0.56% per annum of the aggregate net assets of the underlier on amounts over $42.0 billion, up to and including $56.0 billion, plus 0.50% per annum of the aggregate net assets of the underlier on amounts over $56.0 billion, up to and including $70.0 billion, plus 0.45% per annum of the aggregate net assets of the underlier on amounts over $70.0 billion, up to and including $84.0 billion and 0.40% per annum of the aggregate net assets of the underlier on amounts in excess of $84.0 billion. As of February 7, 2011, the expense ratio of the underlier was 0.69% per annum.

For additional information regarding iShares Inc., BFA, the underlier and the risk factors attributable to the underlier, please see the Prospectus, dated January 1, 2011, filed as part of the Registration Statement on Form N-1A with the SEC on December 17, 2010 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively).

Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the underlier, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

If a market disruption event occurs with respect to the underlier, the calculation agent will have discretion to adjust the closing price of the underlier on the determination date or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” above.

Investment Objective and Strategy

The underlier seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the index. The underlier’s investment objective and the index may be changed at any time.

The return on your notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, and not to the performance of the MSCI Emerging Markets Index on which the underlier is based. Although the underlier seeks results that correspond generally to the performance of the index, the underlier follows a strategy of “representative sampling,” which means the underlier’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the underlier generally invests at least 90% of its assets in some of the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder in securities that are not contained in the index, or in other types of investments. Currently, the underlier holds substantially fewer securities than the index. Additionally, when the underlier purchases securities not held by the index, the underlier may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the underlier will not directly track the performance of the underlying index and there may be significant variation between the performance of the underlier and the index on which it is based.

The following tables display the top holdings and weighting by sector and country of the underlier.

iShares® MSCI Emerging Markets Index Fund

Stock Weighting by Country for the Top 10

Countries by Percentage Holding

as of December 31, 2010**

Country:	Percentage (%)
Brazil	15.95
China	17.18
India	6.50
Indonesia	2.44
Korea (South)	13.94
Malaysia	2.94
Mexico	4.60
Russian Federation	6.67
South Africa	8.02
Taiwan	11.33

iShares® MSCI Emerging Markets Index Fund Stock Weighting by Country

as of December 31, 2010**

Country:	Percentage (%)*
Bermuda	0.01
Brazil	15.95
Cayman Islands	0.02
Chile	1.71
China	17.18
Colombia	0.49
Czech Republic	0.50
Egypt	0.39
Hungary	0.55
Hong Kong	0.15
India	6.50
Indonesia	2.44
Korea (South)	13.94
Luxembourg	0.02
Malaysia	2.94
Mexico	4.60
Peru	0.75
Philippines	0.97
Poland	1.46
Russian Federation	6.67
South Africa	8.02
Taiwan	11.33
Thailand	1.74
Turkey	1.49
United States	0.16

iShares® MSCI Emerging Markets Index Fund Stock Weighting by Sector

as of December 31, 2010

Sector:	Percentage (%)*
Financials	24.16
Energy	14.38
Materials	14.39
Information Technology	13.24
Telecommunication Services	7.72
Industrials	7.34
Consumer Discretionary	7.08
Consumer Staples	6.73
Utilities	3.39
Health Care	0.96

*Percentages may not sum to 100% due to rounding.

**A list of constituent stocks can be found at http://us.ishares.com/product_info/fund/overview/EEM.htm

Sector designations are determined by the underlier investment advisor using criteria it has selected or developed. Fund advisors or index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between funds or indices with different fund advisors or index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the underliers or indices.

Representative Sampling

BFA uses a representative sampling strategy to track the MSCI Emerging Markets Index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. Funds may or may not hold all of the securities that are included in the underlying index.

Correlation

The index is a theoretical financial calculation while the underlier is an actual investment portfolio. The performance of the underlier and the index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the underlier’s portfolio and the index resulting from legal restrictions (such as diversification requirements that apply to the underlier but not to the index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The underlier, using representative sampling, can be expected to have a greater tracking error than an underlier using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index. The annual tracking error of the underlier measured from the inception of the fund to February 4, 2011 is 0.26%.

Industry Concentration Policy

The underlier will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the underlier will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index concentrates in the stocks of such particular industry or group of industries.

Creation Units

The iShares MSCI Emerging Markets Index Fund issues and redeems shares at its net asset value per share only in blocks of 450,000 shares or multiples thereof (“Creation Units”). As a practical matter, only institutions or large investors purchase or redeem Creation Units. These transactions are usually effected in exchange for a basket of securities similar to the iShares MSCI Emerging Markets Index Fund’s portfolio and an amount of cash. Except when aggregated in Creation Units, shares of the iShares MSCI Emerging Markets Index Fund are not redeemable securities. Redemptions of Creation Units may cause temporary dislocations in tracking errors.

Share Prices

The approximate value of one share of the iShares MSCI Emerging Markets Index Fund is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the iShares MSCI Emerging Markets Index Fund is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the iShares MSCI Emerging Markets Index Fund. The iShares MSCI Emerging Markets Index Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

The MSCI Emerging Markets Index

The information below is included only to give insight to the underlying index, the performance of which the underlier attempts to mirror. Your note is linked to the performance of the index and not to the underlying index and the underlier may not hold the same securities as the index, and the holdings may diverge substantially.

The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

On May 30, 2008, the MSCI Global Standard Indices (which included MSCI Emerging Markets Index) transitioned to the MSCI Global Investable Markets Indices, which — as well as MSCI Global Standard Indices — are part of MSCI International Equity Indices and the methodology of which is described below. Additional information about the MSCI Global Investable Market Indices is available on the following website: http://www.mscibarra.com/products/indices/GIMI.html.

Index Calculation. The performance of the MSCI Emerging Markets Index is a free float weighted average of the U.S. dollar values of the equity securities (the “component securities”) constituting of the MSCI indexes for the selected countries (the “component country indices”). Each component country index is a sampling of equity securities across industry groups in such country’s equity markets. See “— Maintenance of the MSCI Emerging Markets Index and the Component Country Indices” below.

Prices used to calculate the value of the component securities in the index are the official exchange closing prices or prices accepted as such in the relevant market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time. The U.S. dollar value of the MSCI Emerging Markets Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the component securities. The MSCI Emerging Markets Index was launched on December 31, 1987 at an initial value of 100.

Maintenance of the MSCI Emerging Markets Index and the Component Country Indices. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting component country indices and the related component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: after close of the last scheduled business day of each February, May, August and November.

MSCI may add additional component country indices to the MSCI Emerging Markets Index or subtract one or more of its current component country indices prior to the maturity date. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the MSCI Emerging Markets Index at the effective date of such change is the same as it was immediately prior to such change.

Each country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the component country indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed semiannual timetable.

Ongoing event-related changes to the component country indices are the result of mergers, acquisitions, tender offers spin-offs, bankruptcies, trading suspensions, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, redemptions, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the component country indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available. Additions of newly listed equity securities to the country indices are generally made as part of regular index reviews but initial public offerings of a significant size may be eligible for inclusion earlier.

The quarterly index review process is designed to ensure that the component country indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

The semi-annual index review is designed to systematically reassess the component securities of the index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the component securities are updated by identifying new equity securities that were not part of the index at the time of the previous quarterly index review; the minimum size requirement for the index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the index may be removed; and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from a component country index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November.

Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, rights issues and stock price and other adjustments (including adjustments to the adjustment factor) due to company restructurings or other corporate events. Index maintenance of the component country indices is reflected in the MSCI Emerging Markets Index.

Selection of Component Securities and Calculation of and Adjustment for Free Float. The selection of the component securities for each component country index is based on the following guidelines:

•	define the universe of listed securities within each country;

•	adjust the total market capitalization for each security for its respective free float available to foreign investors;

•	classify securities into industry groups under the Global Industry Classification Standard (GICS); and

•	select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits.

MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of less than 0.15 will not be eligible for inclusion in MSCI’s indices.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical High, Low and Closing Levels of the Underlier

The level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2008 through February 4, 2011, there were 401 18-month periods, the first of which began on January 2, 2008 and the last of which ended on February 4, 2011. In 9 of such 401 18-month periods, the final underlier level on the final date of such period has been less than 70% of the initial underlier level on the initial date of such period. Therefore, during approximately 2.24% of such 18-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 18-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below. The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009 and 2010 and the first calendar quarter of 2011 (through February 4, 2011). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

	High	Low	Last
2008
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ended June 30	1,426.63	1,278.38	1,280.00
Quarter ended September 30	1,305.32	1,106.39	1,166.36
Quarter ended December 31	1,161.06	752.44	903.25

2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10

2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64

2011
Quarter ending March 31 (through February 4, 2011)	1,310.87	1,269.75	1,310.87

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-3
Conflicts of Interest	PS-5
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-13

Prospectus Supplement No. 204 dated October 2, 2009
Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Trigger Notes	S-12
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Trigger Notes	S-33
General Terms of the Non-Principal Protected Underlier-Linked Trigger Notes	S-46
Use of Proceeds and Hedging	S-62
Supplemental Discussion of Federal Income Tax Consequences	S-64
Employee Retirement Income Security Act	S-70
Supplemental Plan of Distribution	S-71
The Underliers	A-1
Dow Jones Euro Stoxx 50® Index	A-1
FTSE 100® Index	A-5
MSCI EAFE Index	A-8
Nikkei 225® Index	A-12
S&P 500® Index	A-14

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	139
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Underlier-Linked Trigger Notes due

(Linked to the iShares® MSCI Emerging Markets Index Fund)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.